SEC FILE NUMBER    0-15135

CUSIP NUMBER   879101103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):     ☒ Form 10-K       ☐ Form 20-F       ☐ Form 11-K       ☐ Form 10-Q
☐ Form N-SAR       ☐ Form N-CSR

For Period Ended:   December 31, 2004

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tekelec

Full Name of Registrant

Former Name if Applicable

26580 West Agoura Road

Address of Principal Executive Office (Street and Number)

Calabasas, CA   91302

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tekelec (the “Company”) was unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “2004 Form 10-K”) within the prescribed time period (i.e., on or before the March 16, 2005 due date) without unreasonable effort or expense. The Company expects, however, to file the 2004 Form 10-K on or before March 31, 2005. The Company requires the additional time in order for (i) the Company to complete the preparation of its consolidated financial statements which will be included in the 2004 Form 10-K and (ii) the Company’s management to complete its assessment of the Company’s internal control over financial reporting as of December 31, 2004 in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the rules of the Public Company Accounting Oversight Board. The need for additional time is also due in part to the resignation, effective January 28, 2005, of the Company’s Chief Financial Officer. Because of both the limitation in the Company’s internal finance and accounting personnel resources resulting from such resignation and the requirements under Section 404, management has experienced delays in completing the required financial statements and in completing the required internal control assessment.

Since management has not yet completed its testing and evaluation of the Company’s internal control over financial reporting, there can be no assurance that, as a result of the ongoing testing and evaluation of internal control over financial reporting, additional deficiencies will not be identified or that any deficiencies identified previously or hereafter, either alone or in the aggregate, will not be considered a material weakness in the Company’s internal control over financial reporting as of December 31, 2004.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ronald W. Buckly	(818)	880-5656
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be

2

reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously announced in the Company’s February 24, 2005 press release furnished with the Company’s Current Report on Form 8-K (the “Current Report”) filed with the Commission on February 24, 2005, the Company’s results of operations for the fiscal year and fiscal fourth quarter ended December 31, 2004, are anticipated to differ significantly from the results of operations for the corresponding periods during the Company’s 2003 fiscal year.

The Company’s revenue for the fiscal year ended December 31, 2004 increased approximately $133.4 million, or 51%, to $397.1 million from $263.7 million for the year ended December 31, 2003. The Company’s net income for the year ended December 31, 2004 increased by approximately $19.1 million, or 97%, to $37.6 million, or $0.55 per diluted share, compared to $18.5 million, or $0.29 per diluted share, for the year ended December 31, 2003.

The Company’s revenue for the fourth quarter ended December 31, 2004 increased approximately $40.9 million, or 55%, to $115.9 million from $75.0 million for the fourth quarter of 2003. The Company’s net income for the fourth quarter ended December 31, 2004 increased by approximately $6.0 million, or 82%, to $13.3 million, or $0.18 per diluted share, compared to $7.3 million, or $0.11 per diluted share, for the fourth quarter of 2003.

Additional explanation of the anticipated changes is set forth in the Company’s February 24, 2005 press release furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on February 24, 2005.

Tekelec

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2005	By	/s/ Frederick M. Lax
Frederick M. Lax, Chief Executive Officer and President

3